Itaú Unibanco Holding S.A.

CNPJ 60.872.504/0001-23 A Publicly-Held Company NIRE 35300010230

SUMMARIZED MINUTES OF THE MEETING OF THE SUPERVISORY COUNCIL

OF NOVEMBER 10, 2022

DATE AND TIME: On November 10, 2022 at 8:00am.

CHAIR: Gilberto Frussa.

QUORUM: The totality of the elected members, with the participation of the Councilors as permitted by item 4.6 of the Internal Charter of the Supervisory Council.

RESOLUTION UNANIMOUSLY ADOPTED:

Following the examination of the Company’s financial statements for the period from January to September 2022, the Councilors resolved to draw up the following opinion:

After examining the Company’s financial statements for the period from January to September 2022 and taking into consideration the unqualified report of PricewaterhouseCoopers Auditores Independentes, the opinion of the effective members of the Supervisory Council of ITAÚ UNIBANCO HOLDING S.A. is that these documents appropriately reflect the capital structure, the financial position and the activities conducted by the Company in the period.

CLOSING: Once the work was completed, these minutes were signed after being drafted, read and approved by all. São Paulo (SP), November 10, 2022. (undersigned) Gilberto Frussa – Chairman of the Supervisory Council; Artemio Bertholini and Eduardo Hiroyuki Miyaki – Councilors.

RENATO LULIA JACOB

Group Head of Investor Relations and Market Intelligence